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UNITED STATES
[SECURI]TIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52639

FEB 27 2002

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

LEWIS INVESTMENTS, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1326 FIFTH AVENUE, SUITE 719

(No. and Street)

SEATTLE WA 98101

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

TERESA A. MCINTYRE (206) 903-0114

(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MOSS ADAMS LLP

(Name — *if individual, state last, first, middle name*)

1001 FOURTH AVENUE, SUITE 2900 (Address) | SEATTLE (City) | WA (State) | 98154-1199 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 15 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, DAVID D. LEWIS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of LEWIS INVESTMENTS, LLC, as of DECEMBER 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

MANAGER & C.E.O.

Title

Notary Public

TERESA A. McINTYRE NOTARY PUBLIC STATE OF WASHINGTON COMMISSION EXPIRES 7-21-02

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [X] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


FEB 2 7 2002
WASH, D.C.

LEWIS INVESTMENTS, LLC

INDEPENDENT AUDITOR'S REPORT
and
FINANCIAL STATEMENTS
with
SUPPLEMENTAL INFORMATION

DECEMBER 31, 2001

CONTENTS

MOSS-ADAMS LLP

CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT

To the Members
Lewis Investments, LLC

We have audited the accompanying statement of financial condition of Lewis Investments, LLC (the Company) as of December 31, 2001, and the related statements of operations, members' deficit, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Lewis Investments, LLC as of December 31, 2001, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

MOSS ADAMS LLP

Seattle, Washington
January 24, 2002

A member of


Moores
Rowland
INTERNATIONAL

An association of independent
accounting firms throughout the world.

LEWIS INVESTMENTS, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

ASSETS

Cash and cash equivalents	$ 72,648
Receivable from clearing organization	50,782
Securities owned, not readily marketable, at estimated fair value	16,800
Furniture and equipment, net of accumulated depreciation of $4,005	4,785
Other assets	24,217
	$ 169,232

LIABILITIES AND MEMBERS' DEFICIT

LIABILITIES	
Accounts payable and accrued liabilities	$ 54,699
LIABILITY SUBORDINATED TO CLAIMS OF GENERAL CREDITORS	200,000
MEMBERS' DEFICIT	(85,467)
	$ 169,232

See accompanying notes.

LEWIS INVESTMENTS, LLC
STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2001

REVENUES	
Commissions	$ 443,213
Principal transactions	52,490
Interest and dividends	9,481
	505,184
EXPENSES	
Employee compensation and benefits	257,658
Clearance fees	102,837
General and administrative	116,106
	476,601
NET INCOME	$ 28,583

See accompanying notes.

LEWIS INVESTMENTS, LLC
STATEMENT OF MEMBERS' DEFICIT
YEAR ENDED DECEMBER 31, 2001

	Members' Deficit
BALANCE, December 31, 2000	$ 74,850
Member contributions	52,500
Member withdrawals	(241,400)
Net income	28,583
BALANCE, December 31, 2001	$ (85,467)

See accompanying notes.

LEWIS INVESTMENTS, LLC
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
YEAR ENDED DECEMBER 31, 2001

Subordinated liabilities at December 31, 2001 and 2000	$ 200,000

See accompanying notes.

LEWIS INVESTMENTS, LLC
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2001

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 28,583
Adjustments to reconcile net income to net cash and cash equivalents from operating activities	
Depreciation	2,885
Changes in assets and liabilities	
Receivable from clearing organization	(8,413)
Securities owned	156,937
Other assets	6,965
Accounts payable and accrued liabilities	(12,032)
	174,925
CASH FLOWS FROM FINANCING ACTIVITIES	
Member contributions	52,500
Member distributions	(241,400)
	(188,900)
NET CHANGE IN CASH AND CASH EQUIVALENTS	(13,975)
CASH AND CASH EQUIVALENTS BALANCE	
Beginning of year	86,623
End of year	$ 72,648
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION	
Cash paid for interest	$ 22,000

See accompanying notes.

Note 1 - Operations and Summary of Significant Accounting Policies

Description of Business - Lewis Investments, LLC (the Company) operates as a securities broker-dealer for the accounts of customers. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers, Inc. (NASD). The Company's activities include principal and agency transactions in equity securities.

Securities Transactions - Securities transactions and the related commission revenue and commission expense are recorded on a settlement date basis, generally three business days after trade date for municipal and equity securities and one business day after trade date for U.S. government securities. As of December 31, 2001, and for the year then ended, the Company's financial condition and results of operations using the settlement date basis are not materially different from recording transactions on a trade date basis.

Cash and Cash Equivalents - For purposes of the statement of cash flows, cash and cash equivalents are defined as short-term, highly liquid investments that are readily converted to cash.

Securities Owned - Securities not readily marketable are valued at fair value as determined by management. Subsequent market fluctuations may require selling securities owned at prices that differ from the market values reflected on the statement of financial condition. Market risk is directly impacted by the volatility and liquidity in the markets in which financial instruments are traded. The Company seeks to control such market risk by measuring and monitoring risk limits.

Furniture and Equipment - Furniture and equipment are stated at cost and depreciated over their estimated useful lives of three to five years using the straight-line method.

Federal Income Tax - The Company's members have elected LLC status, and its income or loss is included in the members' personal income tax returns. Accordingly, no liability for income taxes is included in these financial statements.

Use of Estimates - The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Note 2 - Transactions with Clearing Organization

The Company has an agreement with Correspondent Services Corporation, (CSC) whereby CSC clears all security transactions, carries all customer accounts, finances and holds the Company's trading inventory, and performs certain other services. The agreement is cancelable upon 60 days prior written notice of either party.

Note 3 - Subordinated Liability

The Company has a subordinated debt agreement with one of its members for $200,000. Interest is accrued at 11% with principal and interest due on July 31, 2003. The subordinated borrowing is covered by an agreement approved by the NASD and is thus available in computing net capital under the SEC's Net Capital Rule. To the extent that such borrowing is required for the Company's continued compliance with minimum net capital requirements, it may not be repaid.

Note 4 - Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2001, the Company had net capital of $64,915, which was $14,915 in excess of its required net capital. The Company's net capital ratio at December 31, 2001, was .84 to 1.

Note 5 - Commitments and Related Party Transaction

The Company's offices are rented under a non-cancelable lease agreement expiring December 31, 2003. The future minimum rental payments are:

Fiscal Year Ending		
2002	$	31,108
2003		32,219
	$	63,327

Effective July 2001, the Company subleases a portion of their office space to a related party. This agreement is cancelable at anytime. Rent expense was approximately $26,000 for the year ended December 31, 2001, net of sublease payments of approximately $5,000.

Note 6 - Concentrations of Credit Risk

In the normal course of business, the Company engages in activities involving the execution and settlement of various securities transactions for the benefit of customers. These services are provided on a fully disclosed basis to a large and diversified group of clients. These activities may expose the Company to credit risk, including off-balance sheet and market risks, in the event a client or counterparty is unable to fulfill its contractual obligation. Volatile or illiquid trading markets may increase such risks.

Note 7 - Report on Internal Control

In accordance with certain rules of the Securities and Exchange Commission, a report on the Company's internal accounting control was furnished to the Commission. A copy of the report is available for examination at the Company's office or at the regional office of the Securities and Exchange Commission.



SUPPLEMENTAL INFORMATION

SCHEDULE I

LEWIS INVESTMENTS, LLC

COMPUTATION OF NET CAPITAL UNDER SEC RULE 15c3-1

DECEMBER 31, 2001

COMPUTATION OF NET CAPITAL

Total members' deficit	$	(85,467)
Liabilities subordinated to claims of general creditors		200,000
Total capital and allowable subordinated liabilities		114,533
Less nonallowable assets and other deductions		
Aged receivables		3,816
Securities not readily marketable		16,800
Furniture and fixtures		4,785
Other assets		24,217
		49,618
Net capital		64,915
Less net capital required - The greater of 6 2/3% of total indebtedness or $50,000		50,000
Net capital in excess of requirement	$	14,915

COMPUTATION OF AGGREGATE INDEBTEDNESS

Accounts payable and accrued liabilities	$	54,699

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required	$	50,000
Percentage of aggregate indebtedness to net capital		84%
Ratio of aggregate indebtedness to net capital		.84 to 1

The computation of net capital pursuant to SEC Rule 15c3-1 as of December 31, 2001, computed by Lewis Investments, LLC in its Form X-17A-5, Part IIA, as filed with the NASD, does not differ materially from the above computation, which is based on audited financial statements.

SCHEDULE II

LEWIS INVESTMENTS, LLC

COMPUTATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3

DECEMBER 31, 2001

The Company is exempt from Rule 15c3-3 under Section (k)(2)(ii), in that it does not trade or carry customer accounts and does not hold customer funds.

SCHEDULE III

LEWIS INVESTMENTS, LLC

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

DECEMBER 31, 2001

The Company is exempt from Rule 15c3-3 under Section (k)(2)(ii), in that it does not trade or carry customer accounts and does not hold customer funds.

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5

To the Members
Lewis Investments, LLC

In planning and performing our audit of the financial statements of Lewis Investments, LLC for the year ended December 31, 2001, we considered its internal control structure including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 220.8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.


Moores
Rowland
INTERNATIONAL



Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, which we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Moss Adams LLP

Seattle, Washington
January 24, 2002